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                              December 2, 2020

       W.L. "Perch" Nelson
       Chief Executive Officer
       American Hospitality Properties REIT, Inc.
       14643 Dallas Parkway
       Suite 970
       Dallas, TX 75254

                                                        Re: American
Hospitality Properties REIT, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post Qualification
Amendment No. 3
                                                            Filed November 17,
2020
                                                            File No. 024-10999

       Dear Mr. Nelson:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Offering Circular Summary, page 3

   1. We note your disclosure that in the third quarter of 2020, the company made an investment of
$1,565,000 in an affiliated company, PAH Charlotte, LLC, to acquire a preferred equity
interest. Please disclose the materials terms of the investment agreement in the filing and
provide the disclosure required by Item 13 of Form 1-A or advise. Also tell us how this
investment is reflected on your balance sheet. Finally, file the investment agreement as a material
exhibit.
 W.L. "Perch" Nelson
American Hospitality Properties REIT, Inc.
December 2, 2020
Page 2
Prior Performance Summary, page 62

2. We note that American Hospitality Properties Fund III, LLC closed in May 2019. Please provide disclosure regarding this entity in the prior performance tables or advise. Refer to
       Guide 5 and CF Disclosure Guidance: Topic No. 6.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713
with any questions.



                                                             Sincerely,
FirstName LastNameW.L. "Perch" Nelson
                                                      Division of Corporation
Finance
Comapany NameAmerican Hospitality Properties REIT, Inc.
                                                      Office of Real Estate &
Construction
December 2, 2020 Page 2
cc:       Kenneth Betts, Esq.
FirstName LastName